SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

United Insurance Holdings Corp.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

910710102

(CUSIP Number)

Neil W. Savage 333 Third Avenue North Suite 400 St. Petersburg, Florida 33701 (727) 341-8388

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to: Chester E. Bacheller, Esq. Holland & Knight LLP 100 North Tampa Street, Suite 4100 Tampa, Florida 33602 Phone: (813) 227-8500 Fax: (813) 229-0134 October 26, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) Neil W. Savage
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 61,508
	8	SHARED VOTING POWER 1,953,307
	9	SOLE DISPOSITIVE POWER 61,508
	10	SHARED DISPOSITIVE POWER 1,953,307
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,014,815
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.44%
14	TYPE OF REPORTING PERSON IN

Page 2 of 8 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) Kern M. Davis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 204,152
	8	SHARED VOTING POWER 1,953,307
	9	SOLE DISPOSITIVE POWER 204,152
	10	SHARED DISPOSITIVE POWER 1,953,307
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,157,459
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.82%
14	TYPE OF REPORTING PERSON IN

Page 3 of 8 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) William W. Hood, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 208,542
	8	SHARED VOTING POWER 1,953,307
	9	SOLE DISPOSITIVE POWER 208,542
	10	SHARED DISPOSITIVE POWER 1,953,307
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,161,849
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.86%
14	TYPE OF REPORTING PERSON IN

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This Amendment No. 1 to Schedule 13D (the “Amendment”) is being filed on behalf of Neil W. Savage, Kern M. Davis and William W. Hood, III to amend the Schedule 13D (the “Schedule 13D”) which was originally filed on February 14, 2011 relating to the common stock, $0.0001 par value (the “Common Stock”) of United Insurance Holdings Corp. (the “Issuer”). All terms used and not otherwise defined in this Amendment shall have the meanings attributed to such terms in the Schedule 13D and any prior amendments. This Amendment is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities and Exchange Act of 1934 as amended. Only those items reported in this Amendment are amended. All other items remain unchanged.

Item 3.	Source and Amount of Funds or Other Consideration.

On or about September 28, 2011, the Reporting Persons acquired the following additional amounts of Common Stock of the Issuer: Mr. Savage - 10,000 shares; Mr. Davis - 16,000 shares and Mr. Hood - 47,394 shares. All consideration for purchase of the Issuer’s securities was through personal funds of each Reporting Person.

Item 4.	Purpose of Transaction.

The Reporting Persons have been dissatisfied with, among other matters, the financial position and results of United’s operations and the price levels and liquidity of United’s common shares. To have greater influence and input into the business, direction and operations of United the Reporting Persons formed the group referenced in the Reporting Person’s Schedule 13Ds filed with the United States Securities and Exchange Commission on February 22, 2011. On or about September 28, 2011, the Reporting Persons acquired the following additional amounts of Common Stock of the Issuer: Mr. Savage - 10,000 shares; Mr. Davis - 16,000 shares and Mr. Hood - 47,394 shares.

Reporting Person Neil W. Savage sent correspondence, dated October 26, 2011, to the Chairman of the board of directors of the Issuer (the “Board of Directors”), a copy of which is attached hereto as Exhibit 99.1 and incorporated herein by reference, in which a request was made to add individuals to the Board.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and intend to engage in further communications with members of the Board of Directors, management of the Issuer and other representatives of the Issuer, other stockholders of the Issuer, knowledgeable industry or market observers or other persons, regarding the Issuer, including but not limited to the Issuer’s business, operations, assets, capitalization, financial condition, management, strategy and future plans and strategic alternatives that may be available to the Issuer. Such discussions may concern ideas or proposals that, if effected, may result in one or more of the events described in Item 4 of Schedule 13D, including but not limited to the acquisition or disposition by the Reporting Persons or other persons of shares of Common Stock, changes to the operating or other strategies of the Issuer, changes to the Issuer’s governing documents, revisions to the Issuer’s capitalization or dividend policy, extraordinary corporate transactions involving the Issuer, and/or further changes in the Board of Directors or management of the Issuer. Depending on various factors, including but not limited to the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of shares of the Common Stock, other investment opportunities available to the Reporting Persons, market conditions and general economic and industry conditions, the Reporting Persons may take such actions with respect to their investments in the Issuer as they deem appropriate, including, without limitation, purchasing additional shares of the Common Stock or selling some or all of their beneficial or economic holdings, engaging in hedging or similar transactions with respect to the securities relating to the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) Based on the Form 10-Q of the Issuer for the period ended June 30, 2011, there were 10,361,849 shares of Common Stock outstanding. In the aggregate, the Reporting Persons beneficially own 2,427,509 shares, including voting and disposition rights for 1,953,307 common shares pursuant to proxy rights, as described below. These shares present approximately 23.43% of the Issuer’s Common Stock outstanding as of June 30, 2011, as computed in accordance with Rule 13d-3(d) of the Exchange Act. See Item 5(b) below for beneficial ownership information regarding each person named in Item 2.

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(b) The following table sets forth for each Reporting Person the number of shares and applicable percentage of outstanding common shares as of June 30, 2011 as to which there is sole power to vote or direct to vote, shared power to vote or direct to vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition of the Issuer’s common stock:

Name	# of common shares with sole voting or dispositive powers	%	# of common shares with shared voting or dispositive powers (4)%		Total	%
Neil W. Savage (1)	61,508	0.59%	1,953,307	18.85%	2,014,815	19.44%
Kern M. Davis (2)	204,152	1.97%	1,953,307	18.85%	2,157,459	20.82%
William W. Hood, III (3)	208,542	2.01%	1,953,307	18.85%	2,161,849	20.86%
Total	474,202	4.58%	1,953,307	18.85%	2,427,509	23.43%

(1)	Mr. Savage beneficially owns, individually and in his self-directed IRA Account, 51,508 common shares.
(2)	Mr. Davis beneficially owns 78,777 common shares through the Kern M. Davis TTEE/U/A DTD April 3, 2001, Kern M. Davis Living Trust and 125,375 common shares through the Frances T. Davis IRA/Raymond James and Assoc Inc CSDN/Kern Michael Davis POA of which he has voting and dispositive control.
(3)	Mr. Hood beneficially owns, through the William H. Hood, III Revocable Trust of which he is trustee with voting and dispositive control, 163,148 common shares.
(4)	Represents beneficial ownership attributable to each Reporting Person pursuant to proxy rights as more fully described in footnote (5).
(5)	The following table identifies each United stockholder that has granted the Reporting Persons a proxy in the form attached as Exhibit 99.3 to the Schedule 13D originally filed on February 14, 2011, along with those who granted the Reporting Persons an addendum to the proxy in the form attached hereto as Exhibits 99.2 and 99.3 and those who granted the Reporting Persons a proxy in the form attached hereto as Exhibit 99.4, and the number of shares and percentage ownership as of June 30, 2011 underlying each proxy. These proxies were solicited in accordance with Rule 14a-2(b)(2) of the Exchange Act. Mr. Savage is granted primary voting rights and in his absence either Mr. Davis or Mr. Hood may exercise proxy voting rights. The proxies grant voting rights for all matters on which a shareholder vote or consent is required, excepting only a “Sale of Company”, as defined in the Proxy, to which reference is made.

Name	# of Shares	% of Shares
Mark S. and Linda C. Berset	443,004	4.28%
Daniel M. Harvey, Jr. (a)	285,708	2.76%
John B. Weir, Jr	250,750	2.42%
Robert C. Frey	240,000	2.32%
Jean G. Irwin (b)	219,495	2.12%
IIM Holdings II, LLC (c)	200,000	1.93%
John B. Norrie (d)	125,375	1.21%
Nicholas Griffin	80,210	0.77%
Kristin Brett	62,777	0.61%
Booker Creek Venture, Inc. (e)	45,988	0.44%

Total	1,953,307	18.85%

(a)	Represents shares held in the name of IPP1 Family Limited Partnership of which Daniel M. Harvey, Jr. has voting rights as President of Mid Town Management Corp., its general partner.
(b)	Represents 94,120 common shares held by JJM Fund Management, LLC and 125,375 common shares held by the Jean G. Getting Irwin Trust of which Jean G. Irwin has voting rights.

Page 6 of 8 Pages

(c)	Bruce Lucas has voting rights for IIM Holdings II, LLC.
(d)	Represents common shares held in the name of Constance M. Norrie, et al. TTEE 11/27/91 and John Blair Norrie, et al. TTEE 11/27/91 of which John B. Norrie has voting rights.
(e)	Ronald F. Holehouse has voting rights for Brook Creek Venture, Inc.

Each Reporting Person disclaims economic or pecuniary ownership of the shares underlying these proxies or the shares held by the other Reporting Persons. Each Reporting Person provided only information as to itself and did not independently verify the information contained in this Schedule 13D provided by any other Reporting Person.

(d) None.

(e) None

Item 7.	Material to be Filed as Exhibits.

Exhibit Number	Description

Exhibit 99.1	October 26, 2011 Correspondence from Neil W. Savage to the Chairman of the Board of Directors.

Exhibit 99.2	Form of Addendum to Proxy.

Exhibit 99.3	Addendum to Proxy Signed on October 26, 2011 by Robert C. Frey.

Exhibit 99.4	Proxy Signed on October 25, 2011 by Bruce Lucas as Managing Member of IIM Holdings II, LLC.

Page 7 of 8 Pages

SIGNATURE PAGE

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this Schedule 13D with respect to such person is true, complete and correct.

Date: October 26, 2011	/s/ Neil W. Savage
Neil W. Savage

Date: October 26, 2011	/s/ Kern M. Davis
Kern M. Davis

Date: October 26, 2011	/s/ William W. Hood, III
William W. Hood, III

Page 8 of 8 Pages